CPI INTERNATIONAL, INC.

February 10, 2010

VIA OVERNIGHT COURIER & EDGAR

Jay Mumford, Esq.
Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549

Re:	CPI International, Inc.
Form 10-K for Fiscal Year Ended October 2, 2009
Filed December 10, 2009
File 000-51928

Dear Mr. Mumford:

This letter is the response of CPI International, Inc., a Delaware corporation (the "Company"), to the comments of the Staff of the Securities and Exchange Commission (the "Commission") set forth in your letter dated January 27, 2010.  That letter commented on the Company's above captioned Form 10-K filed with the Commission on December 10, 2009 (the "Form 10-K").

For reference purposes, the relevant Staff comments have been reproduced below, followed by the Company's response.  We appreciate the time and effort that the Staff has dedicated to reviewing our disclosures.

Item 11. Executive Compensation, page 67

1.           Staff's Comment:  We refer to your executive compensation disclosure incorporated by reference from your proxy statement.  In future filings, please include a more detailed discussion of how you determined each element of compensation awarded to each named executive officer.  For example, it should be clear how you determined the appropriate level of stock option awards to each named executive officer and how target payouts under the Management Incentive Plan and stock option awards for each named executive officer are related to the data from the peer companies you have analyzed.  Refer to your response to comment 4 to our comment letter dated September 30, 2008, regarding your Form 10-K for the fiscal year ended September 28, 2007.  Additionally, please provide us with supplemental draft disclosure to be included in future filings.

Jay Mumford, Esq.
February 10, 2010

We acknowledge the Staff's comment, and in our future filings we will include a more detailed discussion of how we determined each element of compensation for each named executive officer.  In addition, we are concurrently supplementally submitting to the Staff a revised draft executive compensation disclosure that includes language responsive to the Staff’s comment.

Exhibits

2.           Staff's Comment:  We note that the credit agreement amended and restated as of November 29, 2004, filed as exhibit 10.1 to your Form 10-K for fiscal year ended October 1, 2004, does not appear to include all of the schedules or exhibits to the agreement.  Please explain why these attachments were not filed pursuant to Item 601(b)(10) of Regulation S-K, or refile the agreement with all attachments.  Also, please ensure that you have filed the final version of your agreements as exhibits.  We note that you have not signed, or have not included conformed signatures to this exhibit.

We acknowledge the Staff's comment, and will file an amendment including a conformed copy of the credit agreement amended and restated as of November 29, 2004 including appropriate exhibits and schedules.  However, as we noted in our conversation with the Staff, certain of the schedules and exhibits to the credit agreement would appear to be immaterial to investors.  We respectfully request that the Staff permit us to omit those schedules or exhibits which we believe would be immaterial to investors.  Examples of the types of exhibits or schedules that the Company views as immaterial include, with respect to the credit agreement:

o	a detailed list of the Company’s offices and locations;

o	a 20 page chart listing every patent and trademark held by the Company;

o	a detailed chart listing the Company's principal insurance policies, including broker information, limits and summary policy terms; and

o	a form of administrative questionnaire sent by the agent bank to the participating banks in the credit facility.

We plan to file an amendment reflecting a conformed copy of the above-mentioned credit agreement, together with all schedules and exhibits (other than those we deem immaterial) on or before February 28, 2010.

We hope that the foregoing has been responsive to the Staff’s comments.  In connection with the Company's response, the Company acknowledges that:

Jay Mumford, Esq.
February 10, 2010

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact the undersigned at (650) 846-3096 or Rick Wirthlin of Irell & Manella LLP, our counsel, at (310) 203-7586.

Sincerely,

/s/ JOEL LITTMAN
Joel Littman
Chief Financial Officer
CPI International, Inc.

cc:

Mr. Louis Rambo, Securities and Exchange Commission
Mr. O. Joe Caldarelli, Chief Executive Officer, CPI International, Inc.
Mr. Ron Saflor, CPI International, Inc.
Richard C. Wirthlin, Esq., Irell & Manella LLP